Exhibit 99.1

NICE Reports Accelerated Total Revenue Growth of 16% and Cloud Revenue
Growth of 32% for the Second Quarter of 2021

Company Raises Full-Year Total Revenue and EPS Guidance

Hoboken, New Jersey, August 5, 2021 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

GAAP	Non-GAAP
Revenue of $456 million, growth of 16% year-over-year	Revenue of $459 million, growth of 16% year-over-year
Cloud revenue of $243 million, growth of 32% year-over-year	Cloud revenue of $246 million, growth of 32% year-over-year
Gross margin of 67.0% compared to 65.5% last year	Gross margin of 72.2% compared to 71.0% last year
Operating income of $64 million compared to $56 million last year, growth of 14% year-over-year	Operating income of $129.6 million compared to $111.4 million last year, growth of 16%
Operating margin of 14.0% compared to 14.3% last year	Operating margin of 28.2%, compared to 28.2% last year
Diluted EPS of $0.67 versus $0.68 last year, decrease of 1%	Diluted EPS of $1.57 versus $1.37 last year, growth of 15%
Operating cash flow increased 37% year-over-year to $81.4 million

“We are very pleased with the accelerated top line growth of 16% in the second quarter, which is a result of the combination of robust cloud growth and cloud revenue increasing to more than 50% of our total revenue,” said Barak Eilam, CEO of NICE.  “The strong second quarter financial results in all key metrics are being driven by solid execution in cloud, digital and AI, continued success with CXone in large enterprises and rapid growth in international markets.”

Mr. Eilam continued, “While the cloudification of our market continues to speed up, the expansion to full digital CX represents an additional significant opportunity for NICE. With the investments we made in digital CX both organically and through acquisitions over the past 18 months, we have evolved CXone into a complete digital CX platform with a unique set of solutions that can now cover the entire customer journey across all customer touchpoints, including more than 35 digital channels. Digital transformation is still in the very early stages, and as the clear market leader, we believe we will achieve the same outstanding success in digital as we have in cloud.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2021 total revenues increased 16.0% to $456.0 million compared to $393.2 million for the second quarter of 2020.

Gross Profit: Second quarter 2021 gross profit and gross margin increased to $305.5 million and 67.0%, respectively, compared to $257.4 million and 65.5%, respectively, for the second quarter of 2020.

Operating Income: Second quarter 2021 operating income increased 14.0% to $64.0 million compared to $56.1 million, for the second quarter of 2020. Second quarter operating margin decreased to 14.0% compared to 14.3%, for the second quarter of 2020.

Net Income: Second quarter 2021 net income totaled $44.4 million compared to $44.6 for the second quarter of 2020. Net income margin decreased to 9.7% compared to 11.3% for the second quarter of 2020.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the Second quarter of 2021 decreased to $0.67, compared to $0.68 in the second quarter of 2020.

Operating Cash Flow and Cash Balance: Second quarter 2021 operating cash flow was $81.4 million. In the second quarter, $340 thousand was used for share repurchases. As of June 30, 2021, total cash and cash equivalents, short and long term investments were $1,407.7 million, and total debt was $613.1 million.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2021 Non-GAAP total revenues increased 16.0% to $458.9 million compared to $395.1 million for the second quarter of 2020.

Gross Profit: Second quarter 2021 Non-GAAP gross profit and gross margin increased to $331.5 million and 72.2%, respectively, compared to $280.5 million and 71.0%, respectively, for the second quarter of 2020.

Operating Income: Second quarter 2021 Non-GAAP operating income increased 16.4% to $129.6 million compared to $111.4 million for the second quarter of 2020. Non-GAAP operating margin was 28.2%, compared to 28.2% last year.

Net Income: Second quarter 2021 Non-GAAP net income increased 16% to $104.3 million from $89.9 million for the second quarter of 2020. Non-GAAP net income margin was 22.7%, compared to 22.7% last year.

Fully Diluted Earnings Per Share: Second quarter 2021 Non-GAAP fully diluted earnings per share increased 14.6% to $1.57, compared to $1.37 for the second quarter of 2020.

Third Quarter and Full Year 2021 Guidance:

Third Quarter 2021:
Third quarter 2021 Non-GAAP total revenues are expected to be in a range of $460 million to $470 million.
Third quarter 2021 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.51 to $1.61.

Raising Full Year 2021 Guidance:
Fulll year 2021 Non-GAAP total revenues are expected to be in a range of $1,835 million to $1,855 million (higher than the previous guidance range of $1,800 million to $1,820 million).
Full year 2021 Non-GAAP fully diluted earnings per share are expected to be in a range of $6.26 to $6.46 (higher than the previous guidance range of $6.19 to $6.39).

Quarterly Results Conference Call

NICE management will host its earnings conference call today August 5th, 2021 at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-300-8521 or +1-412-317-6026, United Kingdom 0-800-279-9489, Israel 1-809-213-284.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, uncertainty related to COVID-19 and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$343,452	$442,267
Short-term investments	1,064,290	1,021,613
Trade receivables	331,493	303,100
Prepaid expenses and other current assets	169,642	175,340

Total current assets	1,908,877	1,942,320

LONG-TERM ASSETS:
Property and equipment, net	143,014	137,785
Deferred tax assets	35,133	32,735
Other intangible assets, net	349,924	366,003
Operating lease right-of-use assets	91,647	97,162
Goodwill	1,595,613	1,503,252
Other long-term assets	180,125	153,660

Total long-term assets	2,395,456	2,290,597

TOTAL ASSETS	$4,304,333	$4,232,917

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$40,850	$33,132
Deferred revenues and advances from customers	327,955	311,851
Current maturities of operating leases	21,372	22,412
Debt	187,866	259,881
Accrued expenses and other liabilities	409,992	417,174

Total current liabilities	988,035	1,044,450

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	73,197	36,295
Operating leases	86,389	92,262
Deferred tax liabilities	18,396	32,109
Debt	425,284	421,337
Other long-term liabilities	17,514	17,980

Total long-term liabilities	620,780	599,983

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,672,128	2,563,910
Non-controlling interests	23,390	24,574

Total shareholders' equity	2,695,518	2,588,484

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,304,333	$4,232,917

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue:
Cloud	$242,724	$183,944	$470,805	$356,572
Services	167,133	170,979	328,924	344,171
Product	46,174	38,257	111,323	102,865
Total revenue	456,031	393,180	911,052	803,608

Cost of revenue:
Cloud	99,172	80,523	192,754	160,991
Services	46,882	50,037	95,816	103,550
Product	4,453	5,173	9,799	11,277
Total cost of revenue	150,507	135,733	298,369	275,818

Gross profit	305,524	257,447	612,683	527,790

Operating expenses:
Research and development, net	62,218	53,756	121,373	106,537
Selling and marketing	126,195	107,155	254,754	216,776
General and administrative	53,133	40,398	106,105	89,511
Total operating expenses	241,546	201,309	482,232	412,824

Operating income	63,978	56,138	130,451	114,966

Financial and other expense/(income), net	9,062	(423)	12,456	1,227

Income before tax	54,916	56,561	117,995	113,739
Taxes on income	10,515	11,956	21,383	23,020
Net income	$44,401	$44,605	$96,612	$90,719

Less: net loss attributable to non-controlling interests	380	182	383	266

Net income attributable to NICE Ltd.'s shareholders	$44,781	$44,787	$96,995	$90,985

Earnings per share:
Basic	$0.70	$0.71	$1.53	$1.45
Diluted	$0.67	$0.68	$1.45	$1.39

Weighted average shares outstanding:
Basic	63,108	62,638	63,096	62,557
Diluted	66,512	65,633	66,618	65,484

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2021	2020	2021	2020
GAAP revenues	$456,031	$393,180	$911,052	$803,608
Valuation adjustment on acquired deferred cloud revenue	2,773	1,950	4,596	2,729
Valuation adjustment on acquired deferred services revenue	60	-	166	-
Valuation adjustment on acquired deferred product revenue	-	-	-	-
Non-GAAP revenues	$458,864	$395,130	$915,814	$806,337

GAAP cost of revenue	$150,507	$135,733	$298,369	$275,818
Amortization of acquired intangible assets on cost of cloud	(18,211)	(16,064)	(35,727)	(31,622)
Amortization of acquired intangible assets on cost of services	(1,226)	(1,497)	(2,451)	(3,019)
Amortization of acquired intangible assets on cost of product	(287)	(1,125)	(570)	(2,259)
Valuation adjustment on acquired deferred cost of cloud	26	244	51	537
Cost of cloud revenue adjustment (1)	(1,676)	(948)	(3,170)	(1,792)
Cost of services revenue adjustment (1)	(1,646)	(1,680)	(4,081)	(3,280)
Cost of product revenue adjustment (1)	(126)	(68)	(251)	(136)
Non-GAAP cost of revenue	$127,361	$114,595	$252,170	$234,247

GAAP gross profit	$305,524	$257,447	$612,683	$527,790
Gross profit adjustments	25,979	23,088	50,961	44,300
Non-GAAP gross profit	$331,503	$280,535	$663,644	$572,090

GAAP operating expenses	$241,546	$201,309	$482,232	$412,824
Research and development (1,2)	(4,111)	(2,373)	(8,168)	(4,988)
Sales and marketing (1,2)	(6,911)	(8,797)	(17,819)	(14,062)
General and administrative (1,2)	(18,688)	(11,340)	(31,375)	(24,174)
Amortization of acquired intangible assets	(9,952)	(9,650)	(19,660)	(19,455)
Valuation adjustment on acquired deferred commission	55	36	108	71
Non-GAAP operating expenses	$201,939	$169,185	$405,318	$350,216

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(continued)
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2021	2020	2021	2020
GAAP financial and other expense, net	$9,062	$(423)	$12,456	$1,227
Amortization of discount on debt and loss from extinguishment of debt	(10,811)	(2,532)	(14,937)	(4,874)
Non-GAAP financial and other income, net	$(1,749)	$(2,955)	$(2,481)	$(3,647)

GAAP taxes on income	$10,515	$11,956	$21,383	$23,020
Tax adjustments re non-GAAP adjustments	16,529	12,499	32,343	24,790
Non-GAAP taxes on income	$27,044	$24,455	$53,726	$47,810

GAAP net income	$44,401	$44,605	$96,612	$90,719
Valuation adjustment on acquired deferred revenue	2,833	1,950	4,762	2,729
Valuation adjustment on acquired deferred cost of cloud revenue	(26)	(244)	(51)	(537)
Amortization of acquired intangible assets	29,676	28,336	58,408	56,355
Valuation adjustment on acquired deferred commission	(55)	(36)	(108)	(71)
Share-based compensation (1)	31,251	25,206	62,957	46,851
Acquisition related expenses (2)	1,907	-	1,907	1,581
Amortization of discount on debt and loss from extinguishment of debt	10,812	2,532	14,937	4,874
Tax adjustments re non-GAAP adjustments	(16,529)	(12,499)	(32,343)	(24,790)
Non-GAAP net income	$104,270	$89,850	$207,081	$177,711

GAAP diluted earnings per share	$0.67	$0.68	$1.45	$1.39

Non-GAAP diluted earnings per share	$1.57	$1.37	$3.11	$2.71

Shares used in computing GAAP diluted earnings per share	66,512	65,633	66,618	65,484

Shares used in computing non-GAAP diluted earnings per share	66,512	65,633	66,618	65,484

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2021	2020	2021	2020

	Cost of cloud revenue	$1,676	$948	$3,170	$1,792
	Cost of services revenue	1,646	1,680	4,081	3,280
	Cost of product revenue	126	68	251	136
	Research and development	4,111	2,373	8,168	4,988
	Sales and marketing	6,911	8,797	17,819	13,974
	General and administrative	16,781	11,340	29,468	22,681
		$31,251	$25,206	$62,957	$46,851

(2)	Acquisition related expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2021	2020	2021	2020

	Research and development	$-	$-	$-	$-
	Sales and marketing	-	-	-	88
	General and administrative	1,907	-	1,907	1,493
		$1,907	$-	$1,907	$1,581

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$44,402	$44,605	$96,613	$90,719
Depreciation and amortization	45,911	45,601	90,835	89,651
Stock based compensation	30,979	25,064	62,434	46,632
Amortization of premium and discount and accrued interest on marketable securities	2,066	(3,618)	5,997	(2,870)
Deferred taxes, net	(16,207)	(678)	(17,065)	(9,870)
Changes in operating assets and liabilities:
Trade Receivables	(2,783)	14,134	(22,467)	14,793
Prepaid expenses and other assets	(14,103)	(20,677)	(24,963)	(34,768)
Trade payables	(4,912)	(13,283)	4,792	(805)
Accrued expenses and other current liabilities	(11,064)	(33,357)	(12,429)	(21,460)
Operating lease right-of-use assets, net	4,442	4,363	8,923	8,512
Deferred revenue	(3,843)	(415)	48,060	38,098
Operating lease liabilities	(4,778)	(4,132)	(10,475)	(9,689)
Amortization of discount on debt	3,513	2,532	7,612	4,875
Loss from extinguishment of debt	7,298	-	7,298	-
Other	519	(558)	515	585
Net cash provided by operating activities	81,440	59,581	245,680	214,403

Investing Activities

Purchase of property and equipment	(10,631)	(7,823)	(12,960)	(17,456)
Purchase of Investments	(70,442)	(69,061)	(223,748)	(154,488)
Proceeds from Investments	112,527	78,980	167,104	164,865
Capitalization of software development costs	(11,159)	(9,912)	(21,275)	(19,199)
Proceeds from business and asset acquisitions adjustments	-	-	444	-
Payments for business and asset acquisitions, net of cash acquired	(129,306)	-	(129,306)	(50,836)
Net cash used in investing activities	(109,011)	(7,816)	(219,741)	(77,114)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	2,083	5,865	2,375	7,349
Purchase of treasury shares	(340)	(3,531)	(44,562)	(27,601)
Dividends paid to noncontrolling interest	(801)	-	(801)	-
Capital Lease payments	-	(15)	-	(177)
Repayment of debt	(82,814)	-	(82,814)	-
Net cash provided by/(used in) financing activities	(81,872)	2,319	(125,802)	(20,429)

Effect of exchange rates on cash and cash equivalents	1,767	902	1,048	(1,085)

Net change in cash and cash equivalents	(107,676)	54,986	(98,815)	115,775
Cash and cash equivalents, beginning of period	$451,128	$289,112	$442,267	$228,323

Cash and cash equivalents, end of period	$343,452	$344,098	$343,452	$344,098